Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2009

On March 2, 2010, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed the following resolution to hold the annual general meeting of shareholders on March 26, 2010.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 26, 2010; 09:00 a.m. (local time)

•	Venue: Woori Bank head office building, 5th floor, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements for the fiscal year 2009

2)	Approval of amendments to the Articles of Incorporation

3)	Appointment of non-standing directors

4)	Appointment of candidates for the members of the Audit Committee

5)	Approval of directors’ compensation limit

•	Board of Directors’ Resolution Date: March 2, 2010

•	Agenda details

- Details regarding candidates for non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Hi-Bock Kang	June 14, 1946	1 year / Re-appointment
- Current) Executive Director, Market Economy Research Institute
- Chief Executive Officer, Korea Minting and Security Printing Corporation
- Bachelor of Public Administration, Seoul National University
- Graduate School of Public Administration, Seoul National University

Young- Ho Lee	Jan. 19, 1949	1 year / Re-appointment	- Current) Advisor, Kim & Chang Law Firm - Chairman, Market Oversight Commission of Korea Exchange - Assistant Governor, Financial Supervisory Service - Bachelor of Laws, Korea University

Min-Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University

Hi-Taek Shin	Aug. 6, 1952	1 year / Re-appointment
- Current) Member, National Economic Advisory Council of Korea; Professor
of College of Law, Seoul National University
- Lawyer, Kim & Chang Law Firm
- Bachelor of Laws, Seoul National University
- Master of Laws, Seoul National University
- J.S.D., Yale Law School

Hak-Jin Kim	Nov. 24, 1956	1 year / Re-appointment
- Current) Director General of Department of Planning &
Coordination, Korea Deposit Insurance Corporation
- General Manager of Human Resources Development Department,
Korea Deposit Insurance Corporation
- Bachelor of Economics, Chung-Ang University

Doo-Hee Lee	Jun. 12, 1957	1 year / Re-appointment
- Current) President, Asia-Pacific Association for International
Education; Professor of College of Business Administration, Korea
University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Master of Business Administration, University of Wisconsin-Madison
- Ph.D. in Business Administration, Michigan State University

Hun-Lee	Dec. 8, 1961	1 year / Re-appointment	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University

- Details regarding candidates for non-standing directors to serve as Audit Committee members

Name	Term / Appointment
Young-Ho Lee	1 year / Re-appointment

Hi-Taek Shin	1 year / Re-appointment

Hak-Jin Kim	1 year / New appointment

Doo-Hee Lee	1 year / Re-appointment

Resolution Relating to Woori Finance Holdings’ Dividend Payment

On March 2, 2010, the Board of Directors of Woori Finance Holdings passed a resolution recommending a cash dividend of KRW100 per common share. The record date is December 31, 2009.

Key Details

Items	FY 2009

Dividend per common share (KRW)	100

Total dividend amount (KRW)	80,601,278,000

•	In accordance with the Korean Commercial Code, the dividend disbursement date is expected to be within one month after approval at the annual general meeting of shareholders to be held on March 26, 2010.

•	This declaration of dividends is subject to approval at the annual general meeting of shareholders to be held on March 26, 2010 and is subject to change in the course of such approval process.